

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2023

Yujun Xiao
Chief Executive Officer
HUHUTECH International Group Inc.
3-1208 Tiananzhihui Compound
228 Linghu Road
Xinwu District, Wuxi City, Jiangsu Province
People's Republic of China 214135

> **Re: HUHUTECH International Group Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted on January 6, 2023**
> **CIK 1945415**

Dear Yujun Xiao:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 16, 2022 letter.

Draft Registration Statement on Form F-1/A filed January 6, 2023

Cover Page

1. We note your response to prior comment 2. Please disclose how you will refer to the holding company and each subsidiary when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Specifically, please disclose how you will be referring to Wuxi Xinwu District Jianmeng Electromechanical Technology Co., Limited, HUHU Technology Co., Ltd., and HUHUTECH(HK) Limited.

2.   We note your response to prior comment 4. Please clarify whether any dividends or distributions have been made and if so, quantify the amount. If no dividends or distributions have been made, please revise your disclosure elsewhere in the filing.

Prospectus Summary, page 1

3.   We note your response to prior comment 6. Please file the written agreements with the customers and suppliers mentioned in this section. Additionally, please clarify the contracting parties to these agreements in your current corporate structure.

Business Segments, page 24

4.   We reissue prior comment 12. Please clarify whether you have multiple business segments.

Risk Factor
Nasdaq Approval, page 50

5.   We note your response to prior comment 15. Please revise your disclosure to add the consequences to the offering of having your application denied.

Capitalization , page 54

6.   We note your capitalization table footnote (1) continues to refer to "non-accountable expense allowance". As such, we re-issue our prior comment number 17 in our letter dated, November 16, 2022.   The prior comment is provided for your convenience: "The footnotes to your capitalization table refer to a "non-accountable expense allowance" as a deduction to expected offering proceeds. Please tell us and explain in your disclosure, the nature of this adjustment."

Managements Discussion and Analysis of Financial Condition and Results of Operations
Bank Loans, page 70

7.   We note your response to prior comment 25. Please file all the outstanding loan agreements as exhibits to your registration statement. In the alternative, please explain why you are not required to do so.

8.   We reissue prior comment 26. Please discuss your bank loans as sources of liquidity.

Development Opportunities, page 79

9.   We note your response to prior comment 29. Please revise to elaborate on how you determined that these will bring development opportunities.

Business, page 85

10.   We note your response to prior comment 30. We reissue our comment. Please explain how you determined that this Sales and Marketing disclosure is consistent with the

operating expenses discussion on page 65, which states that "[s]elling expenses primarily consisted of salary and compensation expenses relating to our sales personnel, advertising expenses, promotional service fees . . ." Additionally, please explain how you determined that this Sales and Marketing disclosure is consistent with your discussion on page 62 which states that "HUHU Japan just functions as a sales and customer service center."

Properties and Facilities, page 88

11. We note your response to prior comment 31. Please attach all lease agreements as exhibits to your registration statement. In the alternative, please explain why you are not required to do so.

Regulations, page 97

12. We note your response to prior comment 32. Please clarify whether the referenced reorganization relates to the reorganization that was completed in January 2022 or the restructuring that was completed in March 2022 and revise the disclosures in the filing.

Related Party Transactions, page 102

13. We note your response to prior comment 40. Please revise this section to include transactions of all related parties.

 You may contact Kevin Stertzel at 202-551-3723 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Herbers at 202-551-8028 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Yarona L. Yieh